September 22, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Susan Block
Division of Corporation Finance

Re:	USD Partners LP
Registration Statement on Form S-1
Filed August 29, 2014
File No. 333-198500

Ladies and Gentlemen:

This letter sets forth the responses of USD Partners LP (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 12, 2014 (the “Comment Letter”) with respect to the Registration Statement on Form S-1 filed by the Partnership on August 29, 2014, File No. 333-198500 (the “Registration Statement”). Concurrently with the submission of this letter, the Partnership has filed publicly through EDGAR Amendment No. 1 to the Registration Statement with the Commission.

For your convenience, the Partnership has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is its response.

Insider Cover Page Artwork

1.	Please provide a brief heading or caption to explain the picture of the railcars to clarify what aspect of your business you are depicting with the picture.

Response: The Partnership has revised the Registration Statement to include a caption explaining that the picture on the inside front cover of the prospectus is a picture of the unit train staging area and loop tracks at Partnership’s Hardisty rail terminal. The Partnership has also revised the Registration Statement to include a caption explaining that the picture on the inside back cover of the prospectus is a full view of the Hardisty rail terminal.

September 22, 2014

Dilution, page 59

2.	We note from your footnotes to the dilution table that the net tangible book value per unit calculations do not include the 250,000 Class A Units which were issued in August 2014. Please explain to us why you believe it is appropriate to exclude these units from the net tangible book value per unit amounts. As part of your response, please explain to us the nature of the terms and rights of the Class A Units that result in a lack of liquidation value following the completion of the offering.

Response: The Partnership has revised the Registration Statement to include the 250,000 Class A Units into the net tangible book value per unit calculation and to remove the statement that the Class A Units will not have any liquidation value immediately following the completion of the offering. Please see pages 65-66.

Estimated Distributable Cash Flow for the Twelve Months Ended September 30, 2015, page 69

3.	We note your disclosure in footnote (4) that interest expense for the pro forma twelve months ended June 30, 2014 is calculated based on an estimated interest rate of 3.48% (comprised of a base rate of 0.2307% plus an applicable margin of 3.25%). Please revise to disclose how this interest rate was determined (i.e. based on rate parameters set forth in new Senior Secured Credit Agreement).

Response: The Partnership has revised the Registration Statement to disclose how the pro forma interest rate was determined. Please see page 76.

4.	We note that you have provided historical distributable cash flow on a pro forma basis for the twelve months ended June 30, 2014. We also note that your forecast of distributable cash flows begins with the quarter ended December 31, 2014. Please tell us, and revise to disclose in this section, the nature of any material differences expected in the gap period of July 1, 2014 through September 30, 2014.

Response: The Partnership has revised the Registration Statement to state that, other than in connection with the commencement of operations at its Hardisty rail terminal and the completion of the offering, it does not anticipate any material differences in its Distributable Cash Flow for the period from July 1, 2014 through September 30, 2014. Please see pages 76-77.

Management’s Discussion and Analysis, page 94

Critical Accounting Policies and Estimates, page 113

5.	We note from disclosures provided elsewhere in the filing in August 2014 the board of directors of your general partner granted 250,000 Class A Units to certain executive officers and other key employees of your general partner and its affiliates, and that the Class A Units are limited partner interests in your partnership that entitle the holder to distributions equivalent to your common units but do not having voting rights. We also note that the Class A Units contain a conversion right that allows for the conversion into common unit that could range from one to ten common units per Class A Unit. In this regard, please expand your critical accounting policies to include disclosure surrounding the estimates involved in determining the value of your Class A Units. Your disclosures should include, but not be limited to, the valuation method used to determine fair value; the nature of material assumptions involved; and the extent to which the estimates are considered highly complex and subjective. Please tell us and disclose the aggregate value of the 250,000 Class A Units.

September 22, 2014

Response: Per ASC 718, Compensation-Stock Compensation, the fair value for award grants classified as equity is determined on the grant date of the award. These equity awards have been legally issued prior to the initial public offering of the Partnership, however an equity relationship has not been established, as the Partnership is minimally capitalized, has no operations or operating subsidiaries and will not have any operations or operating subsidiaries until they are contributed on the date of the initial public offering. As a result, the Partnership has no equity value to convey to the holders, and there will be no changes in the value of the partnership that could benefit or adversely affect the holder based on fluctuations. The holders will not be able to have an understanding of the compensatory and equity relationship with the Partnership until the initial public offering. Consequently, the Partnership has concluded that the grant date, as defined within the accounting guidance, of these awards will be the day on which the IPO is considered effective and as a result the basis for the award valuation will be the initial public offering price. The Partnership has revised the Registration Statement to expand the critical accounting policies to include disclosure of the nature of the estimates used to value the equity awards. Please see pages 121-122. The Partnership advises the Staff that it will further update the Registration Statement to include the fair value for the 250,000 Class A Units in the amendment to the Registration Statement that includes price range and other expected terms for the Partnership’s initial public offering.

Security Ownership and Certain Beneficial Owners, page 147

6.	We note your response to our prior comment 14 and revised disclosure and reissue the comment. From your response, it appears that the board of directors of USD exercises the voting and dispositive power over the units. As such, please name the five persons that comprise the board. We note you currently only name two of the persons.

Response: The Partnership advises the Staff that in connection with the investment by Energy Capital Partners, the size of the board of directors of USD has increased from five to seven. Accordingly, the Partnership has revised the Registration Statement to include the remaining five members of the board of directors of USD. Please see page 159.

Unaudited Pro Forma Combined Balance Sheet As of June 30, 2013, page F-4

7.	We note your disclosure that there are 250,000 Class A units outstanding on a pro forma basis at June 30, 2014. Please revise the notes to the pro forma balance sheet to disclose the nature of the transaction in which the 250,000 Class A units were issued, and to provide details of the significant terms and rights related to these Units. Your revised disclosure should also indicate how these units are included in the pro forma earnings per share calculations, such as whether these units are included in common or subordinated units for purposes of the calculations. Also, revise to disclose how you calculated or determined the value associated with the units issued.

Response: The Partnership has revised the footnote disclosure in the Registration Statement to include the nature of the equity compensation. The Partnership advises the Staff that it will further update the Registration Statement to include the earnings per unit on a pro forma basis in the amendment to the Registration Statement that includes price range and other expected terms for the Partnership’s initial public offering. Please see pages F-4, F-8 and F-9.

September 22, 2014

Note 3. Unaudited Pro Forma Combined Statements of Operations Adjustments, page F-9

8.	We note your disclosure in footnote (m) that you have made an adjustment to increase the provision for income taxes based on pretax earnings from the railcar business which are subject to a statutory rate of 35%. Please revise footnote (m) to disclose the amount of earnings from the railcar business used in your income tax expense calculations for the year ended December 31, 2013 and the six months ended June 30, 2013 and 2014 and to explain how that amount was derived from the statements of operations.

Response: The Partnership has revised the Registration Statement to include footnote disclosure of the amount of earnings from the railcar business used in the income tax expense calculations. Please see page F-9.

9.	We note that footnote (n) represents an adjustment for incremental compensation expense relating to the issuance of equity compensation to certain executive officers of your general partner and to other key employees of your general partner and its affiliates. Please revise to disclose the nature and amount of equity compensation issued to these individuals, including significant terms and vesting provisions. Your revised disclosure should also describe how you calculated or determined the amount of equity compensation expense included in the pro forma periods.

Response: The Partnership has revised the footnote disclosure in the Registration Statement to include the nature of the equity compensation. The Partnership advises the Staff that it will further update the Registration Statement to include the compensation expense on a pro forma basis in the amendment to the Registration Statement that includes price range and other expected terms for the Partnership’s initial public offering. Please see page F-9.

*  *  *  *

September 22, 2014

In connection with the above responses to the Staff’s comments, the Partnership has represented to us that it acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 546-7418 or Keith Benson at (713) 546-7459.

Very truly yours,

USD Partners LP

By:	/s/ Sean T. Wheeler
Sean T. Wheeler of Latham & Watkins LLP

Cc:	Daniel K. Borgen
USD Partners LP

Keith Benson
Latham & Watkins LLP

Douglas E. McWilliams
Vinson & Elkins L.L.P.